

October 17, 2013

Via E-Mail
Mr. Allen West
Chief Financial Officer
P.A.M. Transportation Services, Inc.
Highway 412 West
297 Henri DeTonti Boulevard PO Box 188
Tontitown, AR 72770-0188

      Re: P.A.M. Transportation Services, Inc.
                Form 10-K for the year ended December 31, 2012
                Filed March 15, 2013
                File No. 000-15057

Dear Mr. West:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief